June 2, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Suzanne Hayes

Re:              Kala Pharmaceuticals, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted March 30, 2017
CIK No. 0001479419

Ladies and Gentlemen:

On behalf of Kala Pharmaceuticals, Inc. (the “Company”), submitted herewith is amendment No. 4 (“Amendment No. 4”) to the Confidential Draft Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended, of the initial public offering of common stock of the Company.

Amendment No. 4 is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 26, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Prospectus Summary, page 1

Overview, page 1

1.                                      At their first use, please describe the meaning of strabismus, viteoretinal and prostaglandins.

Response:                                        In response to the Staff’s comment, the Company has deleted the references to strabismus and vitreoretinal and has revised the disclosure on page 3 of the prospectus forming part of Amendment No. 4 (the “Prospectus”).

Our Product Candidates, page 2

2.                                      Please revise your pipeline chart on page to clearly illustrate that you are continuing to conduct phase 3 trials related to post-operative inflammation and pain following surgery and the temporary relief of the signs and symptoms of dry eye disease. It is not visually clear from the horizontal bar that you are continuing to conduct phase 3 trials.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 88 of the Prospectus.

3.                                      We refer to your statement on page 2 that KPI-121 1.0% has a “favorable safety and tolerability” profile, your similar statement for KP-121 0.25% on page 3, and similar disclosures elsewhere. While we will not object to a statement that your drug candidate was well tolerated, a safety determination is solely within the FDA’s authority. Please remove the statement that the study results displayed a favorable safety profile or trials demonstrated or established safety.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 88, 90, 96, 98 and 102 of the Prospectus.

4.                                      Please limit the summary discussion of your results to whether the candidate met the primary end points, the description of the primary endpoints and disclosure of any serious adverse effects. Your discussion of p values is more appropriate for the Business discussion, where you should also discuss the meaning of these values and how they relate to the FDA’s evidentiary standards of efficacy.

Response:                                        In response to the Staff’s comment, the Company has removed the discussion of p values from the Summary section and has revised the disclosure on page 98 of the Prospectus.

5.                                      We refer to your statement on page 3 that if approved, KPI-121 0.25% could be the first product providing “temporary relief” for the signs and symptoms of dry eye disease. However, we also note that you state that the prescription product Xiidra treats the signs and symptoms of dry eye disease. Please further explain why your product differs from Xiidra, and also that Xiidra is dosed only twice a day.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 90 and 102 of the Prospectus.

Risks Associated with Our Business, page 4

6.                                      Please expand your disclosure in the penultimate bullet in this section to also discuss that you are aware of a third party European patent that may limit your ability to develop and commercialize KPI-121 0.25% for the treatment of dry eye disease in Europe without a license.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Prospectus.

Business
Our Product Candidates, page 83

7.                                      We refer to your disclosures on pages 83 and 84 regarding a clinician survey of 73 ophthalmologists and optometrists, and a survey of 30 patients with dry eye disease commissioned by you.  Please clarify whether the surveys were conducted by a third party for use in the registration statement.  If they were conducted by a third party, identify the party and file a consent pursuant to Rule 436 of the Securities Act. In addition, please provide additional details regarding the surveys so that an investor may understand their significance, including what information regarding the product candidates were provided to those surveyed, and how the surveyed clinicians and patients were selected. Please also provide balancing disclosure regarding the limited number of those surveyed, and delete references to these surveys from your Summary.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that it commissioned the clinician survey and the patient survey as part of market research surveys in the ordinary course of the Company’s business and not specifically for inclusion the Registration Statement.  The Company has also revised its disclosure to remove all references to the clinician survey from the Prospectus and remove the references to the patient survey from the Summary section of the Prospectus.  The Company has also revised its disclosure on page 90 of the Prospectus to identify Clearview Healthcare Partners (“Clearview”) as the third party engaged to conduct the patient survey, to provide additional information regarding the survey and to provide balancing disclosure.

The Company additionally acknowledges the Staff’s comment requesting the filing of a consent pursuant to Rule 436 of the Securities Act.  Pursuant to applicable guidance of the Commission, a registrant must comply with the requirements of Rule 436 if disclosure attributes a statement to a third-party expert and not the registrant.  This guidance further provides that there is no requirement to comply with Rule 436 and obtain a third-party consent if a registrant only considers or relies in part upon a third-party’s expert report so long as the information in the registration statement is attributable to the registrant and not the third-party expert.  The Company has revised its disclosure on page 90 to clarify that the information derived from the patient survey conducted by Clearview is attributable to the Company and not Clearview.  Accordingly, the Company does not believe that it is required to provide a consent pursuant to Rule 436 as an exhibit to the Registration Statement.

The Company and other Section 11 persons understand that, if a third party does not provide a consent in accordance with Rule 436, such disclosure would not be deemed “expertised” and the liability framework of Section 11 of the Securities Act would not operate to shift the burden of reasonable investigation away from the Section 11 persons to such third party.  Accordingly, the Company and the other Section 11 persons understand that they will be subject to Section 11 liability with respect to the survey results included in the Prospectus and that Clearview will not assume any potential liability for such information.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:        Mark Iwicki